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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                              (AMENDMENT NO. 1)

                          KEITHLEY INSTRUMENTS, INC.
                               (NAME OF ISSUER)

                           KEITHLEY INSTRUMENTS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   487584104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JOSEPH P. KEITHLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           KEITHLEY INSTRUMENTS, INC.
                      28775 AURORA ROAD, SOLON, OHIO 44139
                                 (440) 248-0400
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                                JOHN M. GHERLEIN
                             BAKER & HOSTETLER LLP
                           3200 NATIONAL CITY CENTER
                              1900 EAST 9TH STREET
                           CLEVELAND, OHIO 44114-3485
                                 (216) 621-0200

                               NOVEMBER 11, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)





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     This Amendment No. 1 to Issuer Tender Offer Statement on Schedule 13E-4
(the "Schedule") relates to the offer by Keithley Instruments, Inc., an Ohio corporation (the "Company"), to purchase up to 2,000,000 (or such lesser number as are properly tendered) of its common shares, without par value (the "Shares"), at prices not greater than $7.00 per Share and not less than $5.75 per Share, net to the seller in cash, without interest thereon, as specified by the shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 11, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").









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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule 13e-4 is hereby amended and supplemented to add Exhibit (a)(11).



      (a)(1)  Offer to Purchase*
      (a)(2)  Letter of Transmittal*
      (a)(3)  Notice of Guaranteed Delivery*
      (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees*
      (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees*
      (a)(6)  Letter to Participants in the Keithley Instruments, Inc.
              1993 Employee Stock Purchase Plan*
      (a)(7) Letter to Shareholders from Joseph P. Keithley, President and Chief Executive Officer of the Company, dated as of November 11, 1998.*
      (a)(8)  Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
      (a)(9)  Summary Advertisement dated as of November 12, 1998.*
     (a)(10)  Press Release dated as of November 11, 1998.*
     (a)(11)  Letter to Participants in the Keithley Instruments, Inc.
              Dividend Reinvestment Plan.
      (b)(1) Credit Agreement dated as of May 31, 1994, by and among the Company and certain borrowing subsidiaries, and the banks named therein and NBD Bank, as agent.**
      (b)(2)  First Amendment dated as of March 28, 1997, to the Credit
              Agreement dated as of May 31, 1994.***
         (c)  Not applicable
         (d)  Not applicable
         (e)  Not applicable
         (f)  Not applicable

 * Previously filed

** Incorporated by reference herein from Exhibit 10(u) of the Company's
   Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994 (File No. 1-9965)

***Incorporated by reference herein from Exhibit 10(y) of the Company's
   Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (File No. 1-9965)



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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated as of: November 18, 1998            KEITHLEY INSTRUMENTS, INC.


                                          By: /s/ Joseph P. Keithley
                                          --------------------------------------
                                          Name: Joseph P. Keithley
                                          Title: President and Chief Executive
                                          Officer